SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

WEST COAST BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

952145100
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

September 25, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 952145100	Schedule 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,707,000(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
1,707,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,707,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(3)
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. also directly owns: (i) 8,782 shares of Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”), which is convertible into 87,820 shares of common stock, no par value (“Common Stock”) of West Coast Bancorp (“WCB”) if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable for 75,000 shares of Series B Preferred Stock that would be convertible into 750,000 shares of Common Stock if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering.  Since MFP Partners, L.P. does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(3) Calculation based on 19,315,394 shares of Common Stock outstanding as of September 23, 2012 per Exhibit 2.1 to WCB’s Current Report on Form 8K filed on October 1, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS
	MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,707,000
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		1,707,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,707,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.
(2) Calculation based on 19,315,394 shares of Common Stock outstanding as of September 23, 2012 per Exhibit 2.1 to WCB’s Current Report on Form 8K filed on October 1, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS
	Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,707,000
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		1,707,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,707,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(2)
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.
(2) Calculation based on 19,315,394 shares of Common Stock outstanding as of September 23, 2012 per Exhibit 2.1 to WCB’s Current Report on Form 8K filed on October 1, 2012.

CUSIP NO. 952145100	Schedule 13D	Page 5 of 12

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of West Coast Bancorp, an Oregon corporation (“WCB”). The principal executive offices of WCB are located at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP (“MFP Investors”) and Mr. Michael F. Price, managing partner of MFP and the managing member and controlling person of MFP Investors (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)    The address of the principal business of the Reporting Persons is c/o MFP Investors LLC, 667 Madison Avenue, 25TH Floor, New York, New York 10065.

(c)    The principal business of MFP is that of making investments.  MFP Investors is a registered investment advisor and serves as the general partner of MFP.  Mr. Price serves as managing partner of MFP and managing member and controlling person of MFP Investors.

(d)    During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    MFP and MFP Investors are each organized under the laws of Delaware.  Mr. Price is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On October 23, 2009, WCB and MFP entered into an Investment Agreement (the “Investment Agreement”).  Pursuant to the Investment Agreement and immediately following the execution thereof, MFP purchased 170,700 shares of Series A Mandatorily Convertible Participating Preferred Stock (“Series A Preferred Stock”), 8,782 shares of Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”), a Class C Warrant exercisable to purchase 75,000 shares of Series B Preferred Stock (“Class C Warrant”) and a Class D Warrant exercisable to purchase 27,787 shares of Series B Preferred Stock only if certain stockholder approvals were not obtained by March 1, 2010 (“Class D Warrant,” and together with Series A Preferred Stock, Series B Preferred Stock and Class C Warrant, the “Securities”) for an aggregate purchase price of $17,948,200.00 in cash.  The funds used by MFP were obtained from working capital.  The stockholder proposals were approved on January 20, 2010.  Accordingly, the Class D Warrant has expired in accordance with its terms and was never exercised; and on January 27, 2010, the 170,700 shares of Series A Preferred Stock automatically converted into 8,535,000 shares of Common Stock.  Effective May 20, 2011, each outstanding share of Common Stock was automatically converted into one-fifth of a share of Common Stock and the exercise price for the Series B Preferred Stock was automatically adjusted pursuant to the terms of the Series B Preferred Stock.

Item 4. Purpose of the Transaction

On October 23, 2009, MFP entered into the Investment Agreement with WCB, pursuant to which MFP agreed, subject to the terms and conditions of the Investment Agreement, to invest $17,948,200.00 in WCB through a direct purchase of non-voting participating preferred stock and warrants consisting of: (i) 170,700 shares of Series A Preferred Stock which have been converted into an aggregate of 1,707,000 shares of Common Stock, (ii) 8,782 shares of Series B Preferred Stock convertible under the circumstances described below into an aggregate of 87,820 shares of Common Stock, (iii) a Class C Warrant exercisable for an aggregate of 75,000 shares of Series B Preferred Stock and (iv) a Class D Warrant, which has expired in accordance with its terms.

CUSIP NO. 952145100	Schedule 13D	Page 6 of 12

MFP acquired the Securities in the ordinary course of business because of the belief that the Securities represented an attractive investment.

On September 25, 2012, WCB entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Banking System, Inc., a Washington corporation (“Columbia”), and, from and after its accession to the Merger Agreement, Sub (as defined in the Merger Agreement) providing for the merger of Sub with and into WCB, with WCB as the surviving corporation (the “Merger”).  To facilitate the transactions contemplated under the Merger Agreement, MFP entered into a stock conversion, voting and support agreement (the “Stock Conversion, Voting and Support Agreement”) with Columbia on September 25, 2012, agreeing, among other things, to: (i) convert all shares of its convertible Series B Preferred Stock into the Merger Consideration (as defined in the Merger Agreement), (ii) vote in favor of and otherwise facilitate the proposed Merger, and (iii) agree to certain transfer and standstill restrictions described below in Item 6.    In addition, MFP and WCB entered into a waiver agreement (the “Waiver Agreement”) with respect to, among other things, waiver of the standstill covenant set forth in Section 4.1(a) of the Investment Agreement.

Further detail of these agreements is provided under Item 6 of this Statement.

Subject to the limitations described in this Item 4, the Reporting Persons from time to time may decide to increase or decrease their investment in WCB through shares of Common Stock or other capital stock of WCB in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of WCB’s capital stock, subsequent developments affecting WCB, WCB’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.  Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)    MFP beneficially owns 1,707,000 shares of Common Stock, representing approximately 8.8% of the outstanding shares of Common Stock (based on 19,315,394 shares of Common Stock outstanding as of September 23, 2012 per Exhibit 2.1 to WCB’s Current Report on Form 8K filed on October 1, 2012).  The Reporting Persons do not have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of MFP’s ownership of the Series B Preferred Stock and the Class C Warrant, because the Series B Preferred Stock is mandatorily convertible into Common Stock but only if sold to unaffiliated third parties in a widely dispersed offering.  Since the Reporting Persons do not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to the 1,707,000 shares of Common Stock reported herein.

(c)    On September 25, 2012 MFP entered into the Stock Conversion, Voting and Support Agreement with Columbia, agreeing, among other things, to: (i) convert all shares of its convertible Series B Preferred Stock into the Merger Consideration (as defined in the Merger Agreement), (ii) vote in favor of and otherwise facilitate the proposed Merger described under Item 4 above, and (iii) agree to certain transfer and standstill restrictions described below in Item 6.  In addition, MFP and WCB entered into the Waiver Agreement with respect to, among other things, waiver of the standstill covenant set forth in Section 4.1(a) of the Investment Agreement.  Further detail of these agreements is provided under Item 6 of this Statement.

(d)    No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

CUSIP NO. 952145100	Schedule 13D	Page 7 of 12

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on October 5, 2012, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Investment Agreement

The following description of certain terms of the Investment Agreement and the Securities is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Investment Agreement, Articles of Amendment of the Series A Preferred Stock, Articles of Amendment of the Series B Preferred Stock, the Form of Class C Warrant and the Form of Class D Warrant, attached hereto as Exhibits 2, 3, 4, 5, and 6, respectively, and incorporated herein by reference:

Preferred Stock. The rights, preferences and privileges of the Series A Preferred Stock and Series B Preferred Stock are set forth in the respective Articles of Amendment filed with the Secretary of State of Oregon.  Under the terms of the Series A Preferred Stock, which were non-voting, holders of the Series A Preferred Stock initially received such dividends and other distributions as declared and paid by WCB to all holders of Common Stock.  Upon receipt of stockholder approval on January 20, 2010, all Series A Preferred Stock automatically converted into Common Stock on January 27, 2010, and MFP’s Series A Preferred Stock automatically converted into an aggregate of 1,707,000 shares of Common Stock.  Also as a result of receipt of stockholder approval on January 20, 2010, the non-voting Series B Preferred Stock is mandatorily convertible into Common Stock but only if sold to unaffiliated third parties in a widely dispersed offering.  Holders of the Series B Preferred Stock receive such dividends and other distributions as declared and paid by WCB to all holders of Common Stock.  MFP’s Series B Preferred Stock, which is not redeemable and will never be convertible in the hands of MFP, is convertible into an aggregate of 87,820 shares of Common Stock, subject to customary anti-dilution adjustments.

Warrants.  The Class C Warrant was issued to MFP for its separate efforts in negotiating, structuring and diligencing its investment.  MFP’s Class C Warrant has a term of seven years and is exercisable for 75,000 shares of Series B Preferred Stock that would be convertible into 750,000 shares of Common Stock at an exercise price of $10.00 per share when such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering, subject to customary anti-dilution adjustments.  The Class D Warrant was exercisable only after March 1, 2010 in the event stockholder approval was not obtained by then.  However, since approval of the Stockholder Proposals was obtained prior to such date, the Class D Warrant has expired.

Standstill.  The Investment Agreement places certain restrictions on the ability of MFP and its affiliates to transact in the securities of WCB without the prior written approval of WCB until such time as MFP no longer owns 5% of the outstanding shares of Common Stock.  Such restrictions include the ability of MFP to (i) acquire (or offer, agree or propose to acquire, other than as contemplated in the Investment Agreement) beneficial ownership of more than 10% of any class of voting securities of WCB as calculated under the applicable regulations of the Board of Governors of the Federal Reserve System; (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of WCB; (iii) call a meeting of the stockholders of WCB, or seek, propose or act to influence or control the management, the board of directors of WCB (the “Board”) or policies of WCB; (iv) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of the assets of WCB or any of its subsidiaries or any of their respective businesses; and certain other restrictions.

Gross-Up Rights.  Pursuant to the Investment Agreement, MFP was granted the right, for as long as MFP owns at least 5% or more of all the outstanding shares of Common Stock (counting for such purposes all shares of Common Stock into or for which shares of any Securities owned by MFP are directly or indirectly convertible or exercisable) (a “Qualifying Ownership Interest”), to acquire its pro rata share of additional equity securities (determined on an as-converted basis as if MFP had converted its Class C Warrant and shares of Series B Preferred Stock to Common Stock) issued by WCB at a price per share that is less than 90% of the market value, other than securities issued pursuant to (i) the Tax Benefit Preservation Plan described below, (ii) a permitted rights offering on or prior to March 1, 2010, (iii) the exercise or conversion or any securities of WCB issued or agreed or contemplated to be issued as of October 23, 2009, (iv) the granting or exercise of options or other stock incentives under plans approved by the Board, or (v) issuances of capital stock as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreement or other similar nonfinancing transaction.

Board Representation.  Also pursuant to the Investment Agreement, WCB granted MFP the right to invite a person designated by MFP and reasonably acceptable to the Company to attend all meetings of the Board and the board of directors of West Coast Bank (including any meetings of committees thereof) in a nonvoting observer capacity for so long as MFP and its affiliates have a Qualifying Ownership Interest, excluding solely for this calculation as shares owned and outstanding all Common Shares issued by the Company after the Closing Date.  Henchy R. Enden, an equity analyst for MFP Investors, served as MFP’s observer until January 13, 2012, when she was appointed to serve as a director on WCB’s Board and the board of directors of West Coast Bank.

CUSIP NO. 952145100	Schedule 13D	Page 8 of 12

Tax Benefit Preservation Plan

On October 23, 2009 and in connection with the Investment, the Board adopted a Tax Benefit Preservation Plan (the “Plan”) with Wells Fargo Bank, National Association, as rights agent, to preserve WCB’s tax assets.  The Board adopted the Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on WCB’s ability to use net operating losses, tax credits and other tax assets under the Internal Revenue Code of 1986, as amended, and the rules promulgated by the Internal Revenue Service.  On September 25, 2012 WCB executed Amendment No. 1 to the Plan to ensure that Columbia will not be deemed to be an “Acquiring Person” under the Plan by virtue of the transactions contemplated by the Merger Agreement.  The foregoing summary of the Plan and Amendment No. 1 to the Plan is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan and Amendment No. 1 to the Plan, attached hereto as Exhibit 7 and Exhibit 8, respectively, and incorporated herein by reference.

Passivity Commitments

In connection with the Investment, MFP made certain passivity commitments (the “Passivity Commitments”) to the Board of Governors of the Federal Reserve System to ensure that MFP will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of WCB or any of its subsidiaries.  The Passivity Commitments are attached hereto as Exhibit 9 and incorporated herein by reference.

The Stock Conversion, Voting and Support Agreement

The following description of the material terms of the Stock Conversion, Voting and Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stock Conversion, Voting and Support Agreement and Waiver Agreement, attached hereto as Exhibit 10 and incorporated herein by reference:

Conversion.  MFP is required to exercise in full its conversion right to convert all of its shares of Series B Preferred Stock into the Merger Consideration, prior to or effective upon consummation of the Merger.  In addition, MFP is also required to execute and deliver such additional conversion documents and take all such further action as may be reasonably necessary or desirable to consummate and make effective the conversion of the Series B Preferred Stock.

Voting.  Prior to the earlier of (i) the date and time when the Merger becomes effective (the “Effective Time”) and (ii) the termination of the Stock Conversion, Voting and Support Agreement (the “Support Period”), MFP is required to vote all of its voting shares of capital stock of WCB in favor of (i) the Merger Agreement and the transactions contemplated therein, (ii) any action that is required to facilitate the Merger and its affiliated transactions, and (iii) any proposal to postpone the stockholder meeting to a later date if the Merger Agreement lacked sufficient votes for approval.  In addition, MFP is required to vote all of its voting shares of capital stock of WCB against any action or agreement that would impair, prevent, or delay the Merger or its affiliated transactions.

Transfer Restrictions.  MFP is required not to (except with respect to the Merger and the Merger Consideration) (i) cause or permit any transfer of its owned shares of WCB, or (ii) grant any proxies or enter into any contract or arrangement with respect to the owned shares.

Standstill.  Until the termination of the Stock Conversion, Voting and Support Agreement (the “Standstill Period”), MFP is required not to, individually or in concert with others acting as a 13D Group (defined below), acquire or facilitate the acquisition of any beneficial ownership in capital stock of Columbia that would result in MFP beneficially owning in excess of the greater of (i) 4.9% of Columbia’s total outstanding shares of common stock or (ii) MFP’s aggregate beneficial ownership of Columbia immediately following the Effective Time.  A “13D Group” shall mean any group of persons or entities that is affiliated and acting in concert or that holds or is formed for the purpose of holding, voting, or disposing any voting securities of Columbia which would be required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder to file a statement on Schedule 13D if such group were to beneficially own voting securities representing more than five percent (5%) of any voting securities then outstanding.

Participation Limitations.  During the Standstill Period, MFP is required not to, individually or in concert with others acting as a 13D Group, (i) make or in any way participate in the “solicitation” of “proxies” with respect to any shares of stock of Columbia; (ii) propose any stockholder resolutions in respect of Columbia under Rule 14a-8 of the Exchange Act, or otherwise; (iii) seek to call any meeting of shareholders of Columbia; or (iv) seek to take any action by written consent of shareholders of Columbia; or (v) seek to advise or influence any other person or entity with respect to the voting of common stock of Columbia.  In addition, during the Standstill Period, MFP is required not to, individually or jointly, attempt to effect control of the management, board of directors, or policies of Columbia.

CUSIP NO. 952145100	Schedule 13D	Page 9 of 12

Indemnity.  Columbia agreed to indemnify MFP and its Affiliates, including its respective officers, directors, partners, employees, agents, and controlling persons, from and against any out-of-pocket legal defense costs and related expenses, arising out of or resulting from any claim or proceeding prior to the one year anniversary of the Effective Time arising out of or resulting from MFP’s entry into the Stock Conversion, Voting and Support Agreement and performance of its obligations thereunder, provided that such indemnifiable costs and expenses, when aggregated with the indemnifiable costs and expenses, if any, of other indemnified parties under similar Stock Conversion, Voting and Support Agreements with Columbia may not in the aggregate exceed $500,000.

The Waiver Agreement

The following description of the material terms of the Waiver Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Waiver Agreement, attached hereto as Exhibit 11 and incorporated herein by reference:

Waiver of Standstill.  Pursuant to the Waiver Agreement, WCB waived the restrictions set forth in Section 4.1(a) of the Investment Agreement that prohibit MFP and its Affiliates from acquiring, offering, or proposing to acquire any voting securities of WCB that would result in MFP or its Affiliates having beneficial ownership of more than 9.9% of the outstanding shares of voting securities (within the meaning of the Bank Holding Company Act of 1956, as amended, and Regulation Y) or Common Stock of WCB.

Waiver of Prohibition of Assignment of the Investment Agreement by Operation of Law.  MFP and WCB waived the restrictions set forth in Section 5.8 of the Investment Agreement that pertain to the assignment of the Investment Agreement by operation of law with respect to (i) the WCB’s entry into the Merger Agreement and (ii) the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of WCB.

CUSIP NO. 952145100	Schedule 13D	Page 10 of 12

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of October 5, 2012, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Form of Investment Agreement, dated as of October 23, 2009, by and between West Coast Bancorp and the investors party thereto (incorporated by reference to Exhibit 10.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 3
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A, of West Coast Bancorp (incorporated by reference to Exhibit 3.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 4
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B, of West Coast Bancorp (incorporated by reference to Exhibit 3.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 6	Form of Class D Warrant (incorporated by reference to Exhibit 4.3 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 7
Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 8
Amendment No. 1, dated as of September 25, 2012, to the Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to WCB’s Current Report on Form 8-K, filed on October 1, 2012)

Exhibit 9	Passivity Commitments Letter, dated as of October 23, 2009, from MFP Partners, L.P. to the Board of Governors of the Federal Reserve System

Exhibit 10	Stock Conversion, Voting and Support Agreement, dated as of September 25, 2012, between MFP Partners, L.P. and Columbia Banking System, Inc.

Exhibit 11	Waiver Agreement, dated as of September 25, 2012, between MFP Partners, L.P. and West Coast Bancorp

CUSIP NO. 952145100	Schedule 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 5, 2012

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name: Michael F. Price

Title: Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name: Michael F. Price

Title: Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature

Name: Michael F. Price

CUSIP NO. 952145100	Schedule 13D	Page 12 of 12

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of October 5, 2012, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price

Exhibit 2
Form of Investment Agreement, dated as of October 23, 2009, by and between West Coast Bancorp and the investors party thereto (incorporated by reference to Exhibit 10.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 3
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A, of West Coast Bancorp (incorporated by reference to Exhibit 3.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 4
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B, of West Coast Bancorp (incorporated by reference to Exhibit 3.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 6	Form of Class D Warrant (incorporated by reference to Exhibit 4.3 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 7
Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 8
Amendment No. 1, dated as of September 25, 2012, to the Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to WCB’s Current Report on Form 8-K, filed on October 1, 2012)

Exhibit 9	Passivity Commitments Letter, dated as of October 23, 2009, from MFP Partners, L.P. to the Board of Governors of the Federal Reserve System

Exhibit 10	Stock Conversion, Voting and Support Agreement, dated as of September 25, 2012, between MFP Partners, L.P. and Columbia Banking System, Inc.

Exhibit 11	Waiver Agreement, dated as of September 25, 2012, between MFP Partners, L.P.and West Coast Bancorp